UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Santander Consumer USA Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

80283M 101

(CUSIP Number)

Gerard A. Chamberlain

Santander Holdings USA, Inc.

75 State Street

Boston, Massachusetts 02109

(617) 346-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80283M 101

1	NAME OF REPORTING PERSON Banco Santander, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF and/or OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 245,593,555
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 245,593,555

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,593,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.25%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 80283M 101

1	NAME OF REPORTING PERSON Santander Holdings USA, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC and/or OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 245,593,555
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 245,593,555

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,593,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.25%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 9 (“Amendment No. 9”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Banco Santander, S.A., a Spanish bank organized under the laws of the Kingdom of Spain (“Santander”), and Santander Holdings USA, Inc., a Virginia corporation and a wholly owned subsidiary of Santander (“SHUSA,” and together with Santander, the “Reporting Persons”), on November 17, 2017 as amended by Amendment No. 1 filed with the SEC by Santander and SHUSA on January 3, 2019, Amendment No. 2 filed with the SEC by Santander and SHUSA on May 24, 2019, Amendment No. 3 filed with the SEC by Santander and SHUSA on June 28, 2019, Amendment No. 4 filed with the SEC by Santander and SHUSA on July 18, 2019, Amendment No. 5 filed with the SEC by Santander and SHUSA on October 15, 2019, Amendment No. 6 filed with the SEC by Santander and SHUSA on March 6, 2020, Amendment No. 7 filed with the SEC by Santander and SHUSA on June 10, 2020 and Amendment No. 8 filed with the SEC by Santander and SHUSA on August 10, 2020 (collectively, the “Initial Statement”).

The Reporting Persons have not engaged in any transactions in the shares of common stock, par value $0.01 per share (“Common Stock”), of Santander Consumer USA Holdings Inc. (“SC” or the “Issuer”), a Delaware corporation with its principal executive offices located at 1601 Elm St. Suite #800, Dallas, Texas 75201, since August 10, 2020, the date of Amendment No. 8.

Item 1.	Security and Issuer

This Amendment No. 9 relates to the Common Stock.

Item 2.	Identity and Background

(a), (b), (c). The Reporting Persons are Santander and SHUSA.

Santander’s principal executive offices are located at Ciudad Grupo Santander, Avda. De Cantabria, s/n 28660, Boadilla del Monte (Madrid), Spain.

SHUSA, a wholly owned subsidiary of Santander, is the parent company of Santander Bank, National Association, a national banking association, and owns a majority interest of SC. At December 31, 2020, SHUSA had approximately 15,698 employees.

SHUSA’s principal executive offices are located at 75 State Street, Boston, Massachusetts 02109.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of Santander and SHUSA are set forth on Schedule A.

(d) and (e). Neither Santander or SHUSA nor any person identified in Item 2(a), (b) and (c) hereof has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of any judicial or administrative body that resulted in a judgment, decree or final order against such person enjoining him against future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). Please see Schedule A.

Item 3.	Source and Amount of Funds or Other Consideration

SHUSA anticipates using working capital and/or proceeds of debt financings to purchase shares of the Common Stock.

Item 4.	Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and supplemented as follows:

On July 1, 2021, SHUSA submitted a letter (the “Proposal Letter”) to the Issuer outlining a proposal for SHUSA to acquire, in a merger transaction, all of the Issuer’s outstanding Common Stock not already owned by SHUSA for a purchase price of $39.00 per share in cash (the “Proposal”). The Proposal is subject to the negotiation and execution of definitive agreements and the requisite approvals. If the transaction contemplated by the Proposal is consummated, the Common Stock is expected to be delisted from the New York Stock Exchange and deregistered under Section 12(g) of the Act.

No assurances can be given that the transaction contemplated by SHUSA or any other potential transaction involving SHUSA and the Issuer will be consummated, or if a transaction is undertaken, as to its terms or timing. SHUSA reserves the right to modify or withdraw the Proposal at any time.

The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

The above description of the Proposal Letter does not purport to be complete and is qualified in its entirety by reference to the complete text of the Proposal Letter, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Initial Statement are hereby amended and restated as follows:

(a) The aggregate percentage of Common Stock reported as beneficially owned by each Reporting Person named herein is based upon the shares of Common Stock outstanding as of this filing. SHUSA owns directly, in the aggregate, 245,593,555 shares of Common Stock. By virtue of its relationship with SHUSA discussed in further detail in Item 2, Santander may be deemed to beneficially own the Common Stock owned directly by SHUSA. As a result of recent repurchases of Common Stock by SC, these 245,593,555 shares represent approximately 80.25% of the outstanding shares of Common Stock as of this filing.

The following persons listed on Schedule A beneficially own the number of shares of Common Stock indicated: Homaira Akbari – 1,232 shares of Common Stock – Ms. Akbari has the sole voting and dispositive power in respect of the entirety of the number of shares of Common Stock; Stephen Alan Ferriss – 16,780 shares of Common Stock, and 5,207 currently exercisable options – Mr. Ferriss has the sole voting power and sole dispositive power in respect of the entirety of the number of shares of Common Stock; Edith Holiday – 12,287 shares of Common Stock – Ms. Holiday has the sole voting and dispositive power in respect of the number of shares of Common Stock; and Juan Carlos Alvarez – 11,997 shares of Common Stock – Mr. Alvarez has the sole voting and dispositive power in respect of the number of shares of Common Stock.

(b) Each of SHUSA and Santander is deemed to have shared power to vote and dispose of the 245,593,555 shares of Common Stock owned directly by SHUSA.

(c) Except as set forth in Item 4, there were no transactions in the Common Stock effected by Santander, SHUSA or by any person identified in Item 2(a), (b) or (c) hereof during the 60 days preceding the date of this Amendment No. 9.

Except as set forth above, there are no changes to Item 5 from the Initial Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The response to Item 4 of this Schedule 13D and Exhibit 99.2 to this Schedule 13D are incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

The following Exhibits are filed herewith:

Exhibit 99.1     Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Initial Statement).

Exhibit 99.2     Proposal Letter to the Issuer, dated July 1, 2021.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2021

BANCO SANTANDER, S.A.

By:	/s/ Javier Illescas
Name: Javier Illescas
Title: Group Executive Vice President, Corporate Legal

SANTANDER HOLDINGS USA, INC.

By:	/s/ Gerard A. Chamberlain
Name: Gerard A. Chamberlain
Title: Senior Deputy General Counsel and Executive Vice President

SCHEDULE A

The name, business or residential address, title, present principal occupation or employment, and citizenship of each of the directors and executive officers of Santander and SHUSA are set forth below.

Santander

Name	Business or Residential Address	Present Principal Occupation or Employment	Citizenship
Directors

Ana Patricia Botín- Sanz de Sautuola y O’Shea	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Executive Chairman of Banco Santander, S.A.	Spain

Belén Romana García	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain

Non-Executive Director

(independent) of Banco Santander, S.A. and Non-

Executive Director of Aviva Plc, London and independent director of SIX Group AG and of Bolsas y Mercados Españoles (BME); member of the advisory boards of GFI España and TribalData, member of the advisory board of the Rafael del Pino Foundation and co-chair of the Global Board of Trustees of the Digital Future Society

Spain

Bruce Neil Carnegie-Brown	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Vice Chairman (non-executive independent director) and coordinator of non-executive directors (lead director) of Banco Santander, S.A.; Non-Executive Chairman of Lloyd’s of London, Cuvva Limited, Santander UK plc and Santander UK Group Holdings plc	United Kingdom

Álvaro Cardoso de Souza	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A.; Non-Executive Chairman of Banco Santander (Brasil), S.A.	Portugal

Pamela Ann Walkden	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A.; lay member of the Welfare and Ethics Committee of the Royal Veterinary College.	United Kingdom

Ramón Martín Chávez Márquez	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain

Non-Executive Director

(independent) of Banco Santander, S.A.; Senior Executive Vice Chairman of Sixth Street Partners Management Company, L.P., Non-executive chairman of Recursion Pharmaceuticals, Inc., and member of the board of trustees of the Los Angeles Philharmonic.

United States of America

Luis Isasi Fernández de Bobadilla	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director of Banco Santander, S.A.; Non-Executive Chairman of Santander España and Independent Director at Compañía de Distribución Integral Logista Holdings, S.A. (Logista).	Spain

Henrique de Castro	Banco Santander, S.A., Avda, Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A.; Independent Director of Fiserv Inc.	Portugal

Homaira Akbari	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain

Non-Executive Director

(independent) of Banco Santander, S.A.; Chief Executive Officer of AKnowledge Partners, LLC; Non-Executive Director of Landstar System, Inc. and Independent Director of Temenos, AG

France and United States of America

Sergio Rial	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain

Executive Director of

Banco Santander, S.A.; Chief Executive Officer and Vice Chairman of Banco Santander (Brazil), S.A.; Independent Director of Delta Airlines Inc. and Non-Executive Chairman of Ebury Partners Limited

Brazil

Francisco Javier Botín- Sanz de Sautuola y O’Shea	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain

Non-Executive Director of

Banco Santander, S.A.; Executive Chairman of JB Capital Markets, Sociedad de Valores, S.A.U.; Chairman of the Botín Foundation and trustee of the Princess of Gerona Foundation

Spain

José Antonio Álvarez Álvarez	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Vice Chairman and Chief Executive Officer of Banco Santander, S.A. and Non-Executive Director of Banco Santander (Brasil) S.A.	Spain

Gina Díez Barroso	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A.; Chairman of Grupo Diarq, S.A. de C.V. and Centro de Diseño y Comunicación, S.C. (Universidad Centro).	México

Ramiro Mato García-Ansorena	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A.	Spain

Sol Daurella Comadrán	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain

Non-Executive Director

(independent) of Banco Santander, S.A.; Executive Chairman of Olive Partners, S.A.; Non-Executive Chairman of Coca Cola European Partners, Plc and other positions at Cobega Group companies

Spain

Executive Officers (Who Are Not Directors)

Jaime Pérez Renovales	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	General Secretary and Secretary of the Board, Banco Santander, S.A.	Spain

Javier Maldonado Trinchant	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Head of Costs, Banco Santander, S.A.	Spain

Alexandra Brandão	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Global Head of Human Resources, Banco Santander, S.A.	Portugal

José Antonio García Cantera	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Chief Financial Officer, Banco Santander, S.A.	Spain

José Francisco Doncel Razola	Banco Santander, S.A., Avda. de Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Head of Accounting and Financial Control, Banco Santander, S.A.	Spain

José Luis de Mora Gil-Gallardo	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Head of Strategy, Corporate Development and of Consumer Finance, Banco Santander, S.A.	Spain

José Maria Linares Perou	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Global Head of Corporate and Investment Banking, Banco Santander, S.A.	United Kingdom, Bolivia

Juan Guitard Marín	Ciudad Grupo Santander Edificio Marisma, pl. 2 28660, Boadilla del Monte (Madrid) – Spain	Group Chief Audit Executive, Banco Santander, S.A.	Spain

Juan Manuel Cendoya Méndez de Vigo	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Head of Communications, Corporate Marketing and Research, Banco Santander, S.A.	Spain

Keiran Foad	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Chief Risk Officer, Banco Santander, S.A.	United Kingdom

Javier San Félix	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Head of Santander Global Payments, Banco Santander, S.A.	Spain

Marjolein van Hellemondt-Gerdingh	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Chief Compliance Officer, Banco Santander, S.A.	Netherlands

Mónica López-Monís Gallego	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Head of Supervisory and Regulatory Relations, Banco Santander, S.A.	Spain

José Rami Aboukhair Hurtado	Santander España, Gran Vía de Hortaleza, N°3, Edificio Cantabria, 2[a]Planta, 28033, Madrid – Spain	Global Head of Cards and Digital Solutions, Banco Santander, S.A.	Spain

Victor Matarranz Sanz de Madrid	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Global Head of Wealth Management and Insurance, Banco Santander, S.A.	Spain

Dirk Marzluf	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Head of Technology and Operations, Banco Santander, S.A.	Germany

António Simões	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Regional Head of Europe and Country Head of Santander Spain, Banco Santander, S.A.	Portugal

SHUSA

Name	Business or Residential Address	Present Principal Occupation or Employment	Citizenship

Directors

Ana Patricia Botín- Sanz de Sautuola y O’Shea	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Executive Chairman of Banco Santander, S.A.	Spain

Stephen Alan Ferriss	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Retired	United States of America

Alan H. Fishman	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chairman, Ladder Capital Corp	United States of America

Thomas Stephen Johnson	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Retired	United States of America

Juan Guitard Marin	Ciudad Grupo Santander Edificio Marisma, pl.2 28660, Boadilla del Monte (Madrid), Spain	Group Chief Audit Executive, Banco Santander, S.A.	Spain

Hector Grisi	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Executive President and Chief Executive Officer, Banco Santander Mexico, S.A.	Mexico

Edith Holiday	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Retired	United States of America

Guy Moszkowski	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Retired	United States of America

Timothy Wennes	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Executive Officer and President, Santander Holdings USA, Inc., Santander Bank, N.A.	United States of America

Henri-Paul Rousseau	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Visiting Professor, Paris School of Economics	Canada

Thomas Timothy Ryan, Jr.	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Non-Executive Chairman, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

Javier Maldonado Trinchant	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Head of Costs, Banco Santander, S.A.	Spain

Executive Officers (Who Are Not Directors)

Juan Carlos Alvarez	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Financial Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	Spain

Daniel Budington	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Strategy Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

Daniel Griffiths	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Technology Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

William Wolf	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Human Resources Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

Brian Yoshida	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Legal Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America